Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Zoom Telephonics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:   The name of the Corporation is Zoom Telephonics, Inc.

SECOND:   The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is March 25, 1993, and was amended and restated by the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 22, 2009, as amended by the Certificate of Amendment filed with the Secretary of State of the State of Delaware on November 16, 2015 (as amended and restated, the “Certificate”).

THIRD:   The Corporation hereby amends the Certificate as follows:

ARTICLE FOURTH of the Certificate is hereby deleted in its entirety and amended to read as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Forty-Two Million (42,000,000), of which Forty Million (40,000,000) shares shall be Common Stock, having a par value of $.01 per share, and of which Two Million (2,000,000) shares shall be Preferred Stock, having a par value of $.001 per share.

The Board of Directors of the Corporation is authorized, subject to limitations prescribed by the DGCL and the provisions of this Certificate of Incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate or certificates of designations pursuant to the DGCL, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, the voting powers (if any) of the shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law. Except as otherwise specifically provided in this Certificate of Incorporation, no vote of the holders of the Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock authorized by and complying with the conditions of this Certificate of Incorporation, the right to have such vote being expressly waived by all present and future holders of the capital stock of the Corporation.”

FOURTH:   This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, Zoom Telephonics, Inc. has caused this Certificate of Amendment to be signed by its chief executive officer and acting chief financial officer this 25th day of July, 2019.

ZOOM TELEPHONICS, INC.

By:	/s/ Frank B. Manning
Frank B. Manning
Chief Executive Officer and Acting Chief Financial Officer

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